Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-225316 of QEP Resources, Inc. of our report dated June 14, 2019 with respect to the statements of net assets available for plan benefits of QEP Resources, Inc. Employee Investment Plan as of December 31, 2018 and 2017, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the QEP Resources, Inc. Employee Investment Plan.

/s/Causey Demgen & Moore P.C.
Denver, Colorado
June 14, 2019